Mail Stop 4561
via fax (650) 357-3832

September 9, 2009

Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re:** **Electronics for Imaging, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-18805**

Dear Mr. Gecht:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief